VIA EDGAR AND EMAIL

Mr. John Stickel	September 13, 2021
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Enact Holdings, Inc. Requested Date: September 14, 2021 Requested Time: 4:00 p.m., Eastern Time Registration Statement on Form S-1 (File No. 333-255345)
Dear Mr. Stickel:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the several underwriters, hereby join Enact Holdings, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended (File No. 333-255345) (the “Registration Statement”), to become effective on September 14, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as Enact Holdings, Inc. or its outside counsel, Sidley Austin LLP, may request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, the undersigned wish to advise you that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus to prospective underwriters and dealers, institutional investors, retail investors and others.
The undersigned advise that they have complied and will continue to comply, and they have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2- 8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Alaoui Zenere
Name:	Alaoui Zenere
Title:	Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ CE Bluhm
Name:	CE Bluhm
Title:	Managing Director

cc:
J. Nolan McWilliams, Securities and Exchange Commission
David Irving, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission
Evan Stolove, Enact Holdings, Inc.
Perry J. Schwachman, Sidley Austin LLP
Sean M. Carney, Sidley Austin LLP
David Ni, Sidley Austin LLP
Craig B. Brod, Cleary Gottlieb Steen & Hamilton LLP
Jeffrey D. Karp, Clearly Gottlieb Steen & Hamilton LLP
Ward Bobitz, Genworth Financial, Inc. & Genworth Holdings, Inc.
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP
[Signature page to Underwriters’ Acceleration Request]